                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K


[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the fiscal year ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____________ to ___________
         Commission file number     1-11690
                                 ------------

                DEVELOPERS DIVERSIFIED REALTY CORPORATION PROFIT
                ------------------------------------------------
                             SHARING PLAN AND TRUST
                             ----------------------
                              (Exact name of Plan)

                                       001
                             ----------------------
                                   Plan Number

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                ------------------------------------------------
             (Exact name of registrant as specified in its charter)


                     Ohio                                 34-1723097
         ---------------------------------------------------------------
         (State or other jurisdiction of               (I.R.S. Employer
          incorporation or organization)               Identification No.)


               34555 Chagrin Boulevard, Moreland Hills, Ohio 44022
         ---------------------------------------------------------------
               (Address of principal executive offices - zip code)

                                 (216) 247-4700
         ---------------------------------------------------------------
              (Registrant's telephone number, including area code)


         ---------------------------------------------------------------
              (Former name, former address and former fiscal year,
                         if changed since last report)

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                                DECEMBER 31, 1995


                                TABLE OF CONTENTS



Statement of Net Assets Available for Plan Benefits with Fund Information
    at December 31, 1995 and 1994 ..........................................   1 & 2

Statement of Changes in Net Assets Available for Plan Benefits with Fund
  Information for the year-ended December 31, 1995 and 1994 ................       3

Notes to the Financial Statements ..........................................       4

Schedule I - Item 27a Schedule of Assets Held for Investment at
  December 31, 1995 ........................................................       7

Schedule II - Item 27d Schedule of Reportable Transactions for the year
  ended December 31, 1995 ..................................................       8


                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

    Statement of Net Assets Available for Plan Benefits with Fund Information






                            Government
                            Securities:
                               Money        U.S.       Equity     Global     Growth      Employer
                              Market     Government   Income     Genesis   Opportunity    Stock      Loan
                               Fund         Fund        Fund       Fund       Fund         Fund      Fund       Total
                               ----         ----        ----       ----       ----         ----      ----       -----
DECEMBER 31, 1995
Assets:
  Common stock of
   Developers Diversified
   Realty Corporation
   (2,800 shares)                                                                        $84,000                 $84,000
Prudential Securities:
  Government Securities:
  Money Market                 $8,802                                                                              8,802
  U.S. Government
    investment                             $12,570                                                                12,570
  Equity Income investment                             $38,516                                                    38,516
  Global Genesis investment                                       $42,793                                         42,793
  Growth Opportunity
    investment                                                               $35,255                              35,255
                               ------      -------     -------    -------    -------     -------    -------     --------
                                8,802       12,570      38,516     42,793     35,255      84,000          0      221,936

Participant Notes receivable                                                                        $21,147       21,147
Inter fund receivable
  (payable)                    (6,204)         789       2,011      1,892      1,754        (242)                      0
Participants' contributions
  receivable                                                                               2,255                   2,255
Employer contributions
  receivable                                                                               1,880                   1,880
Cash                                                                                       2,985                   2,985
                               ------      -------     -------    -------    -------     -------    -------     --------

Net assets available for
  plan benefits                $2,598      $13,359     $40,527    $44,685    $37,009     $90,878    $21,147     $250,203
                               ======      =======     =======    =======    =======     =======    =======     ========





              The accompanying notes are an integral part of these
                             financial statements.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

    Statement of Net Assets Available for Plan Benefits with Fund Information






                                  Government
                                  Securities:
                                     Money        U.S.       Equity     Global     Growth     Employer
                                     Market     Government   Income     Genesis  Opportunity   Stock
                                     Fund         Fund        Fund       Fund       Fund        Fund       Total
                                     ----         ----        ----       ----       ----        ----       -----
DECEMBER 31, 1994
Assets:
  Common stock of
   Developers Diversified
   Realty Corporation
   (808 shares)                                                                               $25,250    $25,250
Prudential Securities:
  Government Securities:
  Money Market                      $319                                                                     319
  U.S. Government  investment                    $2,461                                                    2,461
  Equity Income investment                                   $7,294                                        7,294
  Global Genesis investment                                             $7,179                             7,179
  Growth Opportunity
    investment                                                                    $5,620                   5,620
                                    ----         ------      ------     ------    ------      -------    -------
                                     319          2,461       7,294      7,179     5,620       25,250     48,123

Participants' contributions
  receivable                          63            413       1,292        712       566                   3,046
Employer contributions
  receivable                                                                                      748        748
Cash                                                                                              387        387
                                    ----         ------      ------     ------    ------      -------    -------

Net assets available for
  plan benefits                     $382         $2,874      $8,586     $7,891    $6,186      $26,385    $52,304
                                    ====         ======      ======     ======    ======      =======    =======




              The accompanying notes are an integral part of these
                             financial statements.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

    Statement of Net Assets Available for Plan Benefits with Fund Information




                                    Government
                                    Securities:
                                      Money         U.S.         Equity      Global      Growth     Employer
                                      Market      Government     Income      Genesis   Opportunity    Stock       Loan
                                       Fund         Fund          Fund        Fund        Fund        Fund        Fund      Total
                                       ----         ----          ----        ----        ----        ----        ----      -----
YEAR ENDED
  DECEMBER 31, 1995
Additions (deductions):
  Employer contributions                                                                            $22,424               $ 22,424
  Participants contributions         $ 2,169       $ 9,075      $ 27,135    $ 30,837    $ 24,658     36,348   $ 25,000     155,222
  Interfund transfers                     (4)                         15         (44)         33                                 0
  Loan Repayments                                                    660       2,743       1,677                (5,080)          0
  Investment income                       51           408         2,461         192       1,717      4,437                  9,266
  Interest on loans                                                                                              1,227       1,227
  Net realized and unrealized
   appreciation in fair value
   of investments                                    1,002         1,670       3,066       2,738      1,284                  9,760
                                     -------       -------      --------    --------    --------    -------   --------    --------
Net additions                          2,216        10,485        31,941    $ 36,794      30,823     64,493     21,147     197,899
Net assets available for plan
  benefits beginning of year             382         2,874         8,586       7,891       6,186     26,385          0      52,304
                                     -------       -------      --------    --------    --------    -------   --------    --------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS END OF YEAR          $ 2,598       $13,359      $ 40,527    $ 44,685    $ 37,009    $90,878   $ 21,147    $250,203
                                     =======       =======      ========    ========    ========    =======   ========    ========

YEAR ENDED
  DECEMBER 31, 1994
Additions (deductions):
  Employer contributions                                                                            $ 9,748               $  9,748
  Participants contributions         $   376       $ 2,842      $  8,662    $  8,091    $  6,099     13,650                 39,720
  Interfund transfers                      4                         (15)         44         (33)                                0
  Investment income                        2            16           303          11         239        387                    958
  Net realized and unrealized
   appreciation (depreciation)
   in fair value of investments                         16          (364)       (255)       (119)     2,600                  1,878
                                     -------       -------      --------    --------    --------    -------   --------    --------
Net additions                            382         2,874         8,586       7,891       6,186     26,385          0      52,304
Net assets available for plan
  benefits beginning of year               0             0             0           0           0          0          0           0
                                     -------       -------      --------    --------    --------    -------   --------    --------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS END OF YEAR          $   382       $ 2,874      $  8,586    $  7,891    $  6,186    $26,385   $      0    $ 52,304
                                     =======       =======      ========    ========    ========    =======   ========    ========




              The accompanying notes are an integral part of these
                             financial statements.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

A.       FORMATION OF PLAN AND SUMMARY OF ACCOUNTING POLICIES

         Effective July 1, 1994 Developers Diversified Realty Corporation (the "Company") formed the Developers Diversified Realty Corporation Profit Sharing Plan and Trust (the "Plan"). Investments are stated at market value on the last business day of the year. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

         The Company may, at its discretion, pay the administrative expenses of the Plan. Any expenses not paid by the Company will be paid out of Plan assets. In 1995 and 1994, all Plan expenses were paid for by the Company.

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         The accounting records of the Plan are maintained on the accrual basis.

B.       DESCRIPTION OF PLAN

         The following brief description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         The Plan covers all eligible employees, as defined, by the Company. A participant may elect semi annually to have the Company contribute a percentage of their compensation, on a pre-tax basis, to the Plan in accordance with the Internal Revenue Code (IRC).

         Participants shall have the right to direct the Trustee to invest their contribution in one or more permitted investment funds, as defined by the Plan as they may choose. Subject to provisions of the Plan, the Company may contribute any amount up to 15% of the annual pay of all participants entitled to an allocation for each plan year. The Company's contribution is discretionary. The plan currently provides that the Company shall make matching contributions in an amount equal to 25% of the participants' elective deferrals for the plan year. However, the Company shall not match any elective deferrals which are in excess of 6% of a participant's compensation. Matching contributions may be made in cash or in the Company's common stock. During 1995 and 1994, all Company contributions were made with the Company's common stock.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    Notes to Financial Statements - Continued


B.       DESCRIPTION OF PLAN (CONTINUED)

         Plan participants are fully vested in all contributions to their accounts, with the exception of the Company contributions, which vest at the rate of 20% per year until fully vested, or 5 years of service. Participants were credited with years of service prior to the formation of the plan for vesting purposes.

         Under the Plan, the Company has the right to discontinue such contributions and terminate the Plan at any time. In the event of termination, participants' accounts become fully vested if the participant has not (1) incurred a five-year break in service, or (2) received payment of their vested account balance. The Participants' accounts are to be distributed to the participants according to the directions of the Plan Advisory Committee administering the Plan.

C.       INVESTMENTS

         The Investment Manager of the Plan maintains the following separate investment accounts under the Plan in which participants may direct contributions:

                  GOVERNMENT SECURITIES: MONEY MARKET FUND - This fund is a portfolio of obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, and repurchase agreements on such obligations.

                  U. S. GOVERNMENT FUND - This fund is a diversified portfolio of longer-term securities, either issued or backed by the United States Government or its agencies.

                  EQUITY INCOME FUND - This fund is a diversified portfolio comprised primarily of common stocks that pay above-average dividends.

                  GLOBAL GENESIS FUND - This fund is a diversified portfolio of common stock, common stock equivalents, and other equity securities of smaller foreign and domestic companies typically with small to medium sized market capitalization.

                  GROWTH OPPORTUNITY FUND - This fund is a portfolio of common stocks with prospects of high return and increasing earnings.

                  EMPLOYER STOCK FUND - This fund is comprised of common stock of the Company, Developers Diversified Realty Corporation, which is actively traded on the New York Stock Exchange.

D.       BENEFITS

         Individual accounts are maintained for all participants, the sum of which equals the fair value of Plan assets less unallocated forfeitures (none at December 31, 1995 or 1994). The liability of the Plan for benefits to participants is limited to the fair value of Plan assets. A participant is entitled to receive the full value of his or her account at age 65, death or disability prior to retirement, or upon termination of employment. Upon retirement or termination, the participant would receive a single-sum payment of his or her account balance.

E.       PARTICIPANT NOTE RECEIVABLE

         Under the terms of the Plan, participants may borrow from their accounts to a maximum of $50,000 or 50% of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at the prime rate plus 1% which is fixed at the time of the loan.

F.       INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 24, 1995, that the Plan qualifies under Section 401(a) of the IRC. In management's opinion, the Plan is operating in compliance with the applicable provisions of the Act and other post-1986 legislation. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The application for tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

G.       TRANSACTION WITH PARTIES-IN-INTEREST

         Certain officers of the Company are participants in the Plan and trustees of the Plan. One of the investment elections includes the Company's common stock. At December 31, 1995 and 1994, the Plan held investments in shares of mutual funds managed by Prudential, the Plan's investment advisor, with a total market value of $140,921 and $23,260, respectively. During the year ended December 31, 1995, the Plan purchased a total of $103,783 of mutual fund assets. These transactions are exempt party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations thereunder.

H.       SUBSEQUENT EVENTS

         Effective May 1996, the Plan's investment manager was changed from Prudential Securities to Smith Barney.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST


                                                                      Schedule I


                Item 27a - Schedule of Assets Held for Investment
                                December 31, 1995

                                                                                               Fair
                                                         Shares              Cost              Value
                                                         ------              ----              -----
Prudential Government Securities:
  Money Market Fund                                   *   8,802          $   8,802        $   8,802
Prudential U.S. Government Fund                       *   1,198             12,341           12,570
Prudential Equity Income Fund                         *   2,682             39,221           38,516
Prudential Global Genesis Fund                        *   2,267             41,874           42,793
Prudential Growth Opportunity Fund                    *   2,778             34,390           35,255
Developers Diversified Realty Corporation
  Common Stock                                        *   2,800             80,116           84,000
                                                                         ---------        ---------
                                                                         $ 216,744        $ 221,936
                                                                         =========        =========

Participant Note Receivable **                                -          $  21,147        $  21,147
                                                                         =========        =========


*        See Parties-in-interest footnote
**       Interest Rate is based on the prime rate plus 1%.
         The outstanding loan's interest rate is 9-1/2%.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                                                                     Schedule II


                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1995

                                                                                     Current
                                                                                     Value on          Net
                                     Purchase     Selling    Expenses     Cost of   Transaction       Gain
                                       Price       Price     Incurred      Asset        Date       or (loss)
                                     --------   ---------    --------     -------   -----------    ---------
Prudential U.S. Government Fund
  35 aggregate purchases             $  9,107          --          --          --   $  9,107            --
Prudential Equity Income Fund
  50 aggregate purchases               29,537          --          --          --     29,537            --
Prudential Global Genesis Fund
  43 aggregate purchases               24,663          --          --          --     24,663            --
Prudential Global Genesis Fund
  1 aggregate purchase                  7,929          --          --          --      7,929            --
Prudential Growth Opportunity Fund
  44 aggregate purchases               22,019          --          --          --     22,019            --
Prudential Growth Opportunity Fund
  1 aggregate purchase                  4,846          --          --          --      4,846            --
Developers Diversified Realty
  Corporation Common Stock
  23 aggregate purchases               46,766          --          --          --     46,766            --
Developers Diversified Realty
  Corporation Common Stock
   1 aggregate purchase                 8,831          --          --          --      8,831            --
                                     --------   ---------   ---------   ---------   --------   -----------

                  Total              $153,698   $      --   $      --   $      --   $153,698   $        --
                                     ========   =========   =========   =========   ========   ===========

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Developers Diversified Realty Corporation
                                   Profit Sharing Plan and Trust

Date    June 27, 1996              /s/ Scott A. Wolstein
      ------------------           ----------------------------------
                                   Scott A. Wolstein
                                   Trustee

Date    June 27, 1996              /s/ James A. Schoff
      ------------------           ----------------------------------
                                   James A. Schoff
                                   Trustee

Date    June 27, 1996              /s/ Joan U. Allgood
      ------------------           ----------------------------------
                                   Joan U. Allgood
                                   Trustee